Exhibit (d)(3)

BROOKSTONE HOLDINGS CORP.

April 15, 2005

Michael F. Anthony

c/o Brookstone, Inc.

One Innovation Way

Merrimack, NH 03054

Dear Mr. Anthony:

Reference is made to that certain Merger Agreement (the “Merger Agreement”), dated as of the date hereof, among Brookstone, Inc. (the “Company”), Brookstone Holdings, Corp. (“Parent”) and Brookstone Acquisition Corp. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Merger Agreement.

This letter serves as confirmation of Parent’s agreement with you to serve as the President and Chief Executive Officer of the Company, and to reinvest a portion of the net cash proceeds you receive under the Merger Agreement in respect of your existing Options in the Class A Common Partnership Interests of OSIM Brookstone Holdings, L.P., in each case consistent with the provisions more fully described in the Employment and Equity Term Sheet (the “Term Sheet”) attached as Exhibit A hereto and effective upon consummation of the Closing. Simultaneously with the Closing you will, and we will cause the Company or one of its affiliates reasonably acceptable to you to, enter into a formal employment agreement with you (the “Employment Agreement”) and you will enter into each of the Equityholders Agreements (as defined in the Term Sheet) with respect your ownership of Class A Common Partnership Interests and Class B Common Partnership Interests of OSIM Brookstone Holdings, L.P., in each case consistent with the provisions of the Term Sheet.

Provided that the Company (or an affiliate reasonably acceptable to you) shall have entered into the Employment Agreement with you or agreed in writing to assume Parent’s obligations under this letter (including the Term Sheet), any agreements or arrangements you may have with the Company regarding the terms of your employment and compensation, including without limitation your change of control agreement with the Company, shall automatically terminate effective upon consummation of the Closing, and the Company will have no obligations and you will have no rights, thereunder following such termination, including any rights or obligations which may have arisen under such agreements as a result of the execution of the Merger Agreement or the consummation of the Merger.

This letter shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof and no amendment, waiver or modification of any provision of this letter shall become effective unless the same shall be in writing and signed by each of the parties hereto. This letter may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument, and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties; it being understood that all parties need not sign the same counterpart.

Kindly confirm your acceptance of the aforementioned by countersigning this letter.

[Remainder of Page Intentionally Blank]

BROOKSTONE HOLDINGS CORP.

By:	/s/ Adam L. Suttin
	Name:	Adam L. Suttin
	Title:	Vice President and Assistant Secretary

AGREED

/s/ Michael F. Anthony
Michael F. Anthony

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